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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

N-VIRO INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

62944W 20 7
(CUSIP Number)
Joan Wills
Worldtech Waste Management Inc.
272 Allison Gap Road PO Box 1340
Saltville, VA 24370
540-496-7014
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20,2001
(Date of Event which Requires Filing of this Statement)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Worldtech Waste Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) Not Applicable
	(b) Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions)

	WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Nevada



Number of			7. Sole Voting Power : 292,343
Shares
Beneficially		        8. Shared Voting Power
Owned by
Each	  			9. Sole Dispositive Power : 292,343
Reporting
Person With	      	     10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

	292,343

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	Not Applicable

13. Percent of Class Represented by Amount in Row (11)

	11 percent

14. Type of Reporting Person (See Instructions)

	CO


Item 1. Security: Common stock, $.01 par value
Issuer: N-VIRO International Corporation
        3450 W. Central Avenue, Suite 328
        Toledo, Ohio 43606
        Phone -(419) 535-6374



Item 2. Identity and Background
(a) Name; Worldtech Waste Management, Inc., is a corporation duly organized pursuant to the laws of the State of Nevada. It's principal business is waste management and it's principal place of business is located at 272 Allison Gap Road, Saltville, VA.

(b) Residence or business address; stated in (a)

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Not Applicable

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f) Citizenship.

Not Applicable


Item 3. Source and Amount of Funds or Other Consideration

Working Capital (WC)

Item 4. Purpose of Transaction

Long-term investment

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals, which the reporting persons may have which relate to or would result in:
(a) Worldtech Waste Management, Inc. does intend to acquire additional securities of the issuer.
(b) Not Applicable
(c) Not Applicable
(d) Not Applicable
(e) Not Applicable
(f) Not Applicable
(g) Not Applicable
(h) Not Applicable
(i) Not Applicable
(j) Not Applicable


Item 5. Interest in Securities of the Issuer

(a) The aggregate number of the Common stock, $.01 par value, held by Worldtech Waste Management, Inc. is 292,343.
   The percentage of the Common stock represented by this number is
11 percent.
(b) The number of shares over which the Worldtech Waste Management, Inc. has sole power to vote or direct is 292,343.
(c) Not applicable
(d) Not Applicable
(e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable
Item 7. Material to Be Filed as Exhibits
Not Applicable
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:
February 21, 2001
Signature:
/s/ Joan Wills
Name/Title:
Secretary